

January 31, 2007

Via Facsimile (212.909.6836) and U.S. Mail

Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

> **Re:** **ElkCorp**
> **Schedule TO-T filed January 18, 2007**
> **Amendment No. 1 to Schedule TO-T filed January 22, 2007 by**
> **CGEA Holdings, Inc.**
> **File No. 005-02742**

Dear Ms. Bird:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General

1. Carlyle Partners IV, L.P. should be identified as a bidder in the Offer. Please see Rule 14d-1(g)(2) and Section II.D.2 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

2. Please provide us with your analysis of whether or not TCG Holdings, L.L.C., the entity that exercises investment discretion and control over Carlyle Partners IV, L.P., should be identified as a bidder. Alternatively, revise to include TCG as a bidder.

Certain Conditions to the Offer

3. We note the disclosure that reads, "The failure by Purchaser at any time to exercise any of the foregoing rights is not a waiver of any right." Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that the offerors reserve the right to conduct an illusory offer. In addition, please be advised we are aware ElkCorp announced yesterday that a notice of an intention to terminate the Amended Merger Agreement has been delivered. While we recognize the notice is subject to a five business day waiting period, please confirm that the bidders intend to disclose by the end of this five business day period whether or not a tender offer condition has been triggered.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

When responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

·   the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of the filings or in response to our comments on the filings.

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions